[redacted]

11019819

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

RECEIVED MAR 01 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sagent Advisors Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

299 Park Avenue, 9th Floor
(No. and street)

New York	**NY**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Kaplan **(212) 904-9477**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center	**New York**	**NY**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/14

3/25

AFFIRMATION

I, Scott D. Kaplan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Sagent Advisors Inc. (the "Company") as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Scott D. Kaplan
Chief Financial Officer

Subscribed to before me this
28th day of February, 2011.

Kelly Hunter 2/28/11
Notary Public

KELLY HUNTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HU6177627
Qualified In Nassau County
My Commission Expires November 19, 2011

SAGENT ADVISORS INC.
(SEC I.D. No. 8-66273)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Sagent Advisors Inc.:

We have audited the accompanying statement of financial condition of Sagent Advisors Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Sagent Advisors Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

SAGENT ADVISORS INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 45,434,031
Security deposits (Note 3)	8,854,121
Accounts receivable, net of allowance of $72,807	3,170,086
Deferred income taxes	1,501,000
Property and equipment, net of accumulated depreciation and amortization of $1,741,159	9,237,984
Income taxes receivable and other assets	2,624,134
Total assets	$ 70,821,356
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses (Note 5)	$ 35,155,828
Total liabilities	35,155,828
SUBORDINATED LOANS (NOTE 6)	6,441,345
COMMITMENTS AND CONTINGENCIES (NOTE 10)	
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value, 12,000 shares authorized, 6,137 issued and outstanding	61
Additional paid-in capital (Note 8)	56,868,259
Accumulated deficit (Note 8)	(27,644,137)
Total stockholders' equity	29,224,183
Total liabilities and stockholders' equity	$ 70,821,356

See notes to statement of financial condition.

SAGENT ADVISORS INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

1. ORGANIZATION

Sagent Advisors Inc. ("Sagent" or the "Company"), a Delaware corporation, was incorporated on September 11, 2003. The Company's primary business is that of providing financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients primarily consist of public and private companies in a variety of industries as well as private equity firms. The Company has offices in the United States located in Charlotte, North Carolina, Chicago, Illinois, New York, New York and San Francisco, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and has been a registered broker-dealer since May 24, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Significant estimates made by management include the allowance for doubtful accounts, deferred tax assets, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, income taxes receivable and other assets, and accounts payable and accrued expenses approximates their fair value because of the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury bills which are held at three major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. As of December 31, 2010, an allowance of $72,807 has been recorded.

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

The Company applies the provision of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, "*Internal-Use Software*" (formerly, American Institute of Certified Public Accountants Statement of Position 98-1, "*Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*"), when costs are incurred in developing software. This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs and are included in property and equipment in the accompanying statement of financial condition. The Company began amortizing certain capitalized computer software costs in 2005 when the related software was ready for its intended use.

Revenue Recognition - The Company recognizes revenues that are realized or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. Revenues include fees earned from providing merger and acquisition and other financial advisory services and fees earned from acting as placement agent, arranger, dealer-manager and/or underwriter. Fees may include retainer fees, monthly and other periodic fees and milestone fees, each payable on a certain date or the occurrence of a milestone.

From time to time, the Company may generate other income, including referral fees and information services fees, pursuant to certain agreements. The Company recognizes referral and information services fees as other income as services are rendered.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company that are incurred in connection with such engagements. Expenses are reported net of such client expense reimbursements.

Share Based Compensation - The Company accounts for share based compensation in accordance with ASC 718, "*Stock Compensation*" (formerly, FASB Statement 123(R) "*Share-based Payment*"). ASC 718 focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award and share-based employee awards that require future service are amortized over the relevant service period or the employees' eligible retirement date, whichever is earlier, net of any estimated forfeiture rate. The Company periodically assesses the forfeiture rates used for such estimates and has concluded no adjustments are required.

Income Taxes - The Company accounts for income taxes in accordance with the ASC 740, "*Income Taxes*" (formerly FASB Statement 109, "*Accounting for Income Taxes*"). Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. ASC 740-10 also provides guidance in derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. The Company has adopted ASC 740-10 (formerly FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes, an Interpretation of FASB 109*"). As a result of the adoption, the Company did not have any unrecognized tax benefits.

Recent Accounting Pronouncements – In January 2010, FASB issued ASU No. 2010-06 ("ASU 2010-06"), "Improving Disclosures about Fair Value Measurements". ASU 2010-06 provides amendments to ASC No. 820-10, "Fair Value Measurements and Disclosures", to add new

requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. This update provides amendments to Subtopic 820-10 that clarifies existing disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years and interim periods beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact to the Company's statement of financial condition.

In February 2010, the FASB issued Accounting Standards Update No. 2010-09 ("ASU 2010-09") "Amendments to Certain Recognition and Disclosure Requirements." ASU 2010-09 amends, among other things, ASC 855-10 "Subsequent Events" which provides guidance for accounting for and disclosure of subsequent events that are not addressed in other applicable generally accepted accounting principles. ASU 2010-09 was effective upon issuance, accordingly the Company evaluated its subsequent events pursuant to ASU 2010-09. The adoption of ASU 2010-09 did not have a material impact to the Company's statement of financial condition.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20 ("ASU 2010-20") which amends "Receivables" (Topic 310). ASU 2010-20 is intended to provide additional information to assist financial statement users in assessing an entity's risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of ASU 2010-20 is not expected to have a material impact to the Company's statement of financial condition.

3. SECURITY DEPOSITS

Each of the leases for the Company's offices in the United States required a security deposit. The Company has provided fully cash collateralized letters of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. In addition to a standard market rate security deposit and other customary terms, the Company and the landlord for the office space in New York City agreed that the respective landlord would provide the Company with a supplemental work allowance in the amount of $5,554,000 as a facility to provide the Company funds to be used to finance, design and construct the office space. Pursuant to this lease agreement, the Company agreed to provide an additional security deposit equal to the supplemental work allowance for $5,554,000. Upon receipt of the supplemental work allowance, the Company recorded a corresponding liability. This liability is reduced each month as the Company makes payments pursuant to the lease since these monthly lease payments have been structured to include a standard rental payment component plus an amount that is applied as repayment of the supplemental work allowance to the landlord.

4. PROPERTY AND EQUIPMENT

As of December 31, 2010, property and equipment consist of the following:

Leasehold improvements	$ 7,337,151
Furniture and fixtures	1,909,484
Computer hardware and software	1,237,215
Office equipment	311,473
Internal use software	183,820
	10,979,143
Less: accumulated depreciation and amortization	1,741,159
	$ 9,237,984

During the year ended December 31, 2010, the Company disposed of furniture and fixtures with a net book value of $5,673.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2010, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$ 23,343,731
Deferred rent	10,451,189
Accrued professional fees	416,100
Income taxes payable	260,190
Accounts payable	277,362
Interest on subordinated loans	157,756
Other	249,500
	$ 35,155,828

6. SUBORDINATED LOANS

Subordinated loans are comprised of loans that mature at various times during 2013. Subordinated loans totaling $3,907,296, inclusive of imputed interest for $5,410, arose during 2010 and related to repurchases of common stock as described in Note 7. Interest is accrued and payable on the subordinated loans at the prime rate. The remaining interest payment dates arise at various times between 2011 and 2013. Each respective loan contains a principal repayment schedule equal to one third of the loan amount payable at various times between February 16, 2011 and December 1, 2013. Each respective subordinated loan has been approved by FINRA for inclusion in computing the Company's net capital pursuant to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. A respective subordinated loan would be repayable only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing repayment of subordinated loans.

7. STOCKHOLDERS' EQUITY

Common Stock – On April 26, 2007, the Company amended its certificate of incorporation to increase the authorized number of shares of common stock to 12,000 shares of common stock. As of December 31, 2010, there were 4,807 shares of common stock available for future issuance, net of 1,056 rights to purchase or to be granted shares of the Company's common stock as described in Note 8 below.

Restricted Stock Grants – During 2010, the Company granted 400 shares of restricted stock to certain employees, which are being amortized pursuant to the Company's Management Equity Plan (the "MEP" or the "Plan") over five years. Restricted shares vest in equal increments on the third,

fourth and fifth anniversaries of the respective grant dates pursuant to the Plan three, four and five years after their respective grant dates.

Restricted stock forfeitures – During 2010, 500 shares of the Company's common stock with an amortized value of $674,359 were forfeited by grant recipients pursuant to the Plan.

Sale of Common Stock – During 2010, the Company sold 60 shares of its common stock pursuant to the Plan to certain employees for $260,239.

Repurchase of Common Stock – During 2010, the Company repurchased 1,123.382 shares of its common stock from certain employees for $4,417,275. 22.283 shares with a value of $88,776 were repurchased from employees and arose from the net settlement of shares associated with the vesting of common stock that gave rise to ordinary taxable income.

Minority Interest, Business Alliance and Services Agreement – On April 26, 2007, (the "Closing Date"), the Company entered into (i) a Stock Purchase Agreement with, and sold 1,705.443 shares of its common stock to, Daiwa America Corporation ("DAC") for $52,000,000, (ii) a Business Alliance with Daiwa Securities Capital Markets ("DSCM") (formerly Daiwa Securities SMBC) and Daiwa Securities America ("DSA" and together with DSCM the "Daiwa Parties") and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients.

8. MANAGEMENT EQUITY PLAN

Management Equity Plan – Pursuant to the Company's MEP, which is intended to function as a vehicle to tie key employee incentives to the long term development of the Company through share ownership of the Company's stock, the Company may sell or grant shares of the Company's restricted common stock to eligible employees. The Company's MEP is a "book value plan" as discussed in ASC 718. The MEP is administered by the Company's Compensation Committee, a sub-committee of its Board of Directors.

The MEP was amended at the time of the Transaction to provide for a reduction in the formula price of book value per share to be paid by the Company in connection with the repurchase by the Company of restricted common stock from former employees in certain situations. In any such situations arising prior to April 25, 2011, the purchase price to be paid by the Company in connection with the repurchase of any such restricted shares would be the book value per share at the time of any such event minus $4,546 per share (which was the incremental book value created in connection with the Transaction). Pursuant to ASC 718, this amendment to the MEP resulted in the Company being required to recognize non-cash compensation expense for the period from April 26, 2007 through April 25, 2011. As a result of certain events during 2010, the related non-cash compensation was immediately recognized and changed the end of the non-cash compensation period to July 31, 2010.

Shares granted pursuant to the MEP are subject to certain vesting provisions and the Company recognizes non-cash compensation expense pursuant to ASC 718 over the vesting period in connection with such grants.

As of December 31, 2010, certain employees of the Company had rights to purchase or to be granted in the aggregate, up to 1,056 shares of the Company's restricted stock pursuant to the Plan at the formula price of book value per share at the time of any such purchases or grants.

9. RELATED PARTY TRANSACTIONS

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. Pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs. There were no receivables or payables related to the Daiwa Parties at December 31, 2010.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company leases office space at four locations in the United States pursuant to operating leases expiring at various times through November 30, 2020. As of December 31, 2010, the future minimum payments under these operating leases are as follows:

2011	$ 3,982,266
2012	4,011,111
2013	4,100,707
2014	4,146,872
2015	4,360,008
Thereafter	15,753,975
	$ 36,354,939

The Company has four fully cash collateralized letters of credit for the benefit of its landlords issued by a major financial institution totaling $8,816,630 which are included in security deposits on the accompanying statement of financial condition. No amounts have been drawn under any of the letters of credit.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2010.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At December 31, 2010, cash equivalents amount to $45,426,058 and are comprised of money market funds maintained with major commercial banks in the United States and are classified as Level 1. There were no financial instruments reported at fair value classified as Level 2 or 3 at December 31, 2010.

12. INCOME TAXES

During 2010, the Company adjusted its deferred tax assets resulting from changes in its apportionment factors based on 2010 activity and the New York City phase-in of the single-sales factor that will take full effect in 2018.

The significant components of the Company's deferred income tax asset at December 31, 2010, are as follows:

Net operating loss	$ 1,160,000
Restricted Stock	418,000
Accrued expenses	117,000
Deferred rent	704,000
Accrued compensation	8,000
Charitable contributions	6,000
Depreciation	(912,000)
	$ 1,501,000

Federal income taxes receivable of $2,196,828 is included in income taxes receivable and other assets.

The statute of limitations subjecting the Company's tax returns to audit by federal, state and local jurisdictions is 3 years for all jurisdictions from the end of each filing period.

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company believes that it is more likely than not that all of the deferred tax asset will be realized against future taxable income and as such has not recorded a valuation allowance at December 31, 2010.

13. CONCENTRATIONS

Major Clients

The Company is subject to concentration of credit risk with respect to its accounts receivable. The Company had one client that accounts for 88% of its net advisory fees receivable balance at December 31, 2010. The Company subsequently received payment from the client satisfying in full such accounts receivable by February 2011.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

14. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2010, the Company had net capital of $9,369,682, which was in excess of its statutory requirement by $9,119,682.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

15. SUBSEQUENT EVENT

The Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 28, 2011, the date the statement of financial condition was issued, and has concluded that no subsequent events exist that warrant disclosure in the notes to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Sagent Advisors Inc.
299 Park Avenue, 9th Floor
New York, NY 10171

In planning and performing our audit of the financial statements of Sagent Advisors Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Sagent Advisors Inc.
299 Park Ave, 9th Floor
New York, NY 10171

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Sagent Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Sagent Advisor Inc.'s compliance with the applicable instructions of the Form SIPC-7. Sagent Advisor Inc.'s management is responsible for Sagent Advisor Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066273 FINRA DEC
SAGENT ADVISORS INC 9*9
299 PARK AVE 9TH FL
NEW YORK NY 10171-0002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Barry Shapiro - (212) 904-9351

2. A. General Assessment (item 2e from page 2)		$ 140,559
B. Less payment made with SIPC-6 filed (exclude interest) 7/19/10 Date Paid		(67,924)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		72,635
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 72,635
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 72,635	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sagent Advisors Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Scott D. Kaplen/Chief Financial Officer
(Title)

Dated the 24th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 10 and ending December 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 58,441,617
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): This line item includes interest and dividend income for $109,013 related to the Company's bank accounts and Business alliance fees with a non-U.S. business partner not related to any U.S. transactions for $2,000,000 (See attached agreement)	2,109,013
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 109,013	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	109,013
Total deductions	2,218,026
2d. SIPC Net Operating Revenues	$ 56,223,591
2e. General Assessment @ .0025	$ 140,559 (to page 1, line 2.A.)